
COMMERZBANK

AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

January 28, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990


05005557


SUPPL

Commerzbank AG (File No. 82-2523)
<u>Information Furnished Under Rule 12g3-2(b)</u>

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we have enclosed a copy of the English language version of a press release published today on Commerzbank's website which may be of interest to Commerzbank shareholders. This material is furnished pursuant to Rule 12g3-2(b).

If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt

Enclosure

Press release

For the business editor

January 28, 2005

Commerzbank AG:
Achim Kassow assumes responsibility for asset management
Arnold de Haan to leave Commerz Grundbesitz

With effect from April 1, Dr. Achim Kassow, who is responsible within Commerzbank's management board for retail banking, will also take charge of the bank' s asset-management activities. Up to now, this area has been entrusted to Klaus Patig, who will now concentrate entirely on developing the bank' s international corporate banking. The ever greater significance of private investors for asset management – through fund products and individual portfolio management – makes it sensible to have a single board member take charge of the two business lines.

For this reason, Achim Kassow has also been responsible for the open-ended property funds of the Commerz Grundbesitz group, Wiesbaden, since last November. At his own request, Arnold de Haan will leave the latter company's management as of February, 28 2005, in order to devote himself to new international challenges. In future, the fund management company will be headed by Dr. Detlev Dietz and Dr. Frank Pörschke, both of whom have long years of experience in the real-estate area.

Commerzbank's chairman Klaus-Peter Müller regretted Mr. de Haan's departure and thanked him for his great commitment: "Arnold de Haan has played a major role in the development of the Commerz Grundbesitz group into one of Germany's leading open-ended property funds in recent years. He was quick to invest in foreign properties, thereby making the flagship *hausInvest europa* into the largest and one of the most successful funds in Germany. In the past few months, Mr. de Haan has been one of the advocates of greater transparency in property funds. He deserves my gratitude and respect for his unique achievements."

Questions should be addressed to:
Peter Pietsch, Commerzbank press spokesman,
tel. + 49 (0)69/136-22379
Dietmar Müller, Commerz Grundbesitz press spokesman,
tel. + 49 (0)611/7105-385